Exhibit 99.1

NEWS RELEASE

Penn West Energy Trust confirms August cash distribution

Calgary, August 19, 2009 (TSX - PWT.UN; NYSE - PWE) Penn West Energy Trust (“Penn West”) confirms that its August 2009 cash distribution will be CDN$0.15 per trust unit payable on September 15, 2009 to unitholders of record on August 31, 2009. The ex-distribution date is August 27, 2009.

The CDN$0.15 per unit is equivalent to approximately US$0.14 per unit (before deduction of any applicable Canadian withholding tax) using currency exchange of one Canadian dollar equals US$0.90. Registered unitholders with U.S. addresses will receive their distributions directly from Penn West’s transfer agent, and will be paid in U.S. currency using the exchange rate in effect on the record date. Non-registered U.S. unitholders will receive their distributions through their brokers.

Penn West trust units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.B, PWT.DB.C, PWT.DB.D, PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST ENERGY TRUST	Investor Relations:
Suite 200, 207 – 9th Avenue S.W.	Toll Free: 1-888-770-2633
Calgary, Alberta T2P 1K3
E-mail: investor_relations@pennwest.com

Phone: 403-777-2500	William Andrew, CEO
Fax: 403-777-2699	Phone: 403-777-2502
Toll Free: 1-866-693-2707
Website: www.pennwest.com	E-mail: bill.andrew@pennwest.com

Jason Fleury, Manager, Investor Relations
Phone: 403-539-6343

E-mail: jason.fleury@pennwest.com